Exhibit 1

Edward Smolyansky Rebukes Lifeway Foods (NASDAQ: LWAY) 2024 Amended 10-K Filing

CHICAGO, May 2, 2025 /PRNewswire/ — Edward Smolyansky, who together with Ludmila Smolyansky, beneficially own approximately 27% of outstanding shares of Lifeway Foods common stock, today issued the following statement in response to Lifeway's amended 2024 Annual Report and its latest disclosures on executive and director compensation.

Apparent Delay of 2025 Annual Meeting of Shareholders

On March 13, Edward Smolyansky submitted a full slate of Board nominees for Lifeway’s 2025 Annual Meeting. To date, Lifeway has yet to file a preliminary or definitive proxy statement setting forth its own slate.

“The filing of the amended 2024 Annual Report, and other steps taken recently by the Company, suggest to me that the Board is planning to delay the 2025 Annual Meeting of Shareholders past the June 2, 2025, date provided for in the bylaws,” said Mr. Smolyansky. “I am prepared to make my case to our fellow shareholders - at the annual meeting or otherwise - and it is disappointing that the Board is not prepared to do the same.”

Any attempt to delay the annual meeting or sidestep the proxy contest would reflect yet another act of hostility toward shareholders, led by CEO/Chair Julie Smolyansky and endorsed by an entrenched and ineffective Board.

The Company is clearly at an inflection point as shareholders rightly question whether the Board’s rejection of Danone’s offer – at a significant premium to the then-current share price – served the interests of directors and executives over those of shareholders, especially given the hostile actions toward Danone and the exorbitant compensation awarded to Julie Smolyansky in the immediate aftermath.

In December 2024, the Board awarded Ms. Smolyansky a $2 million retention bonus and a $6.5 million equity grant1 without providing any rationale in Lifeway’s updated compensation disclosures. It also quietly increased her change-in-control severance multiple from 2x to 3x her base salary. These rewards came in a year when Lifeway’s earnings declined by 20.6%.

Legal and Regulatory Dysfunction

Under Ms. Smolyansky’s leadership, Lifeway has initiated multiple lawsuits against its largest shareholders, including Edward and Ludmila Smolyansky. These legal actions raise questions about governance, internal controls, and the misuse of shareholder funds. They also potentially undermine Lifeway’s standing and influence in future court proceedings.

The company has been embroiled in multiple legal disputes, including a federal trade infringement lawsuit against former executives Edward and Ludmila Smolyansky along with their new venture, Pure Culture Organics™ that was dismissed with prejudice, permanently barring Lifeway from bringing the same claim again. Perhaps more troubling, Burdeen’s multiple false declarations in the case have eroded Lifeway’s credibility in court, while his broader involvement has significantly weakened the company’s legal and strategic standing.

“Julie would rather spend her time – and shareholders’ dollars – suing her own family than leading Lifeway through today’s volatile economy,” said Edward Smolyansky. “Every lawsuit filed against me has either been dismissed, dropped, or defeated. The Board should not be enabling such meritless, retaliatory legal actions.”

To date, Lifeway has spent over $1 million pursuing legal claims against Edward Smolyansky, with no return for shareholders – an expense that calls into question the Board’s legal oversight and risk management processes.

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1 Disclosure of CEO Equity Award, 12/19/2024, CEO Retention Bonus 12/23/2024

No Legal Department – But a “Chief of Staff” Acting as One

In January 2020, Lifeway eliminated its entire internal legal department, including the senior position of General Counsel. Since then, the company has relied exclusively on outside counsel for its aggressive legal efforts – again, at great cost to shareholders.

With no legal team in place, Jason Burdeen, CEO Julie Smolyansky’s husband and Chief of Staff, has assumed wide-ranging control over legal matters. Burdeen holds no law degree, no legal training, and no relevant background in compliance or corporate governance. Despite this, he has exercised influence over nearly every aspect of Lifeway’s operations, including its legal strategy, personnel decisions, and internal oversight.

According to Lifeway’s 10-K/A filed April 29, despite not holding a formal employment agreement, Burdeen received a total compensation package of $313,800 in 2024 – 30% more than the year before. This included a $100,000 “short-term incentive cash bonus.” Lifeway has neglected to explain what warranted that bonus.

“Shareholders deserve to know whether that bonus was awarded for performance, or for consolidating control and absorbing responsibilities once held by Lifeway's former General Counsel and Senior EVP of Sales,” said Edward Smolyansky.

Ironically, Lifeway’s own governance policy instructs employees to report concerns to the General Counsel or legal department, neither of which currently exists.

Warranted Change is Imminent

While the Board continues to stall and evade accountability, Edward and Ludmila Smolyansky are determined to continue pressing Lifeway to immediately set a date for the 2025 Annual Meeting and proceed with director elections as required.

For more information about the 2025 Lifeway Foods Proxy Campaign, follow Edward Smolyansky on LinkedIn or visit FreeLifeway.com, which provides details on the nomination letter and associated SEC filings.

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